UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No.      2    )*


                             LANDMARK GRAPHICS CORP.
                                (Name of Issuer)


                     Common stock, par value $0.05 per share
                         (Title of Class of Securities)


                                    514913102
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  514913102                   13G                    Page 2 of 7 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     B.A.T Industries p.l.c.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|

     (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          -0-

     6.   SHARED VOTING POWER

          -0-

     7.   SOLE DISPOSITIVE POWER

          -0-

     8.   SHARED DISPOSITIVE POWER

          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     -0-

12.  TYPE OF REPORTING PERSON

     HC

CUSIP NO.  514913102                   13G                    Page 3 of 7 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Farmers Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  |_|

     (b)  |_|

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER

          -0-

     6.   SHARED VOTING POWER

          -0-

     7.   SOLE DISPOSITIVE POWER

          -0-

     8.   SHARED DISPOSITIVE POWER

          -0-

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     -0-


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     -0-

12.  TYPE OF REPORTING PERSON

     IC

                                                              Page 4 of 7 Pages


Item 1(a).    Name of Issuer:

              LANDMARK GRAPHICS CORP.


Item 1(b).    Address of Issuer's Principal Executive Office:

              16001 Park Ten Place
              Houston, TX  77084

Item 2(a).    Name of Person Filing:

              B.A.T Industries p.l.c., an English corporation ("B.A.T") and Farmers Group, Inc. ("Farmers), a Nevada corporation; Farmers is the beneficial owner of the Issuer's securities identified in
              Item 2(d) below through various subsidiaries of Farmers, by insurance exchanges for which Farmers acts as attorney-in-fact or by benefit plans for employees of Farmers and its subsidiaries for which Farmers has investment discretion. No such entity beneficially owns in excess of 5% of the class of shares in respect of which this report is being made; and B.A.T may be deemed to be the indirect beneficial owner of such securities by indirectly owning 100% of the issued and outstanding shares of Farmers through B.A.T's wholly-owned subsidiary, South Western Nominees Limited. The filing of this statement by B.A.T shall not be construed as an admission that B.A.T is, for the purposes of Section 13(d) or 13(g) of the Act or under the laws or regulations of the United Kingdom, the beneficial owner of any securities covered by this statement.


Item 2(b)     Address of Principal Business Office or, if none, Residence:

              B.A.T Industries p.l.c.
              Windsor House
              50 Victoria Street
              London SW1H ONL
              England

              Farmers Group, Inc.
              4680 Wilshire Boulevard
              Los Angeles, California  90010
              USA

                                                              Page 5 of 7 Pages

Item 2(c).    Citizenship:

              B.A.T Industries p.l.c - England
              Farmers Group, Inc. - USA

Item 2(d).    Title of Class of Securities:

              Common stock, par value $0.05 per share

Item 2(e).    CUSIP Number:  514913102

Item 3. This statement is filed pursuant to Rule 13d-1(b) by B.A.T, a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

Item 4.       Ownership:

              (1)  Amount Beneficially Owned:

                        -0-

              (2)  Percent of Class:

                        -0-

              (3)  Number of shares as to which person has:

                   (a)  sole voting power:                                - 0 -
                   (b)  shared voting power:                              - 0 -
                   (c)  sole disposition power:                           - 0 -
                   (d)  shared disposition power:                         - 0 -

Item 5.       Ownership of Five Percent or Less of a Class:

              Item 5 of the Statement on Schedule 13G, dated February 9, 1994 (as amended from time to time, the "Statement"), filed by B.A.T Industries p.l.c. and Farmers Group, Inc., is hereby amended as follows:

                   This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of the class of securities.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable.

                                                              Page 6 of 7 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

                   Not Applicable

Item 8.       Identification and Classification of Members of the Group:

              Not Applicable.


Item 9.       Notice of Dissolution of the Group:

              Not Applicable.

Item 10.      Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 7 of 7 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               B.A.T INDUSTRIES p.l.c.


Dated: February 9, 1995        By: /s/ Anthony Robert Holliman
                                   Title:  Assistant Corporate
                                           Secretary


                               FARMERS GROUP, Inc.


Dated: February 9, 1995        By: /s/ Maryann Seltzer
                                   Title:  Corporate Secretary